CREDIT SUISSE PRIME SECURITIES SERVICES (USA), LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Statement of Financial Condition
December 31, 2015
(In thousands)

ASSETS

Cash	$ 21,237
Securities borrowed from affiliate	2,584,663
Securities received as collateral, at fair value (all of which was encumbered)	25,078,295
Receivable from affiliate	1,679
Total assets	$ 27,685,874

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$ 2,322,663
Obligation to return securities received as collateral, at fair value	25,078,295
Other liabilities	17,552
Total liabilities	27,418,510
Member's equity:	
Member's contributions	263,300
Accumulated earnings	4,064
Total member's equity	267,364
Total liabilities and member's equity	$ 27,685,874

See accompanying notes to the statement of financial condition.